August 5, 2005

Mail Stop 3651

<u>Via U.S. Mail and Facsimile</u>

Paul M. Bluto
Chief Executive Officer and Chief Financial Officer
ITEC Attractions, Inc.
3562 Shepherd of the Hills Expressway
Branson, Missouri 65616

   RE: ITEC Attractions, Inc.
      Form 10-KSB for the Fiscal Year Ended December 31, 2004

      File No. 000-21070

Dear Mr. Bluto:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

         Sincerely,

         Linda Cvrkel
         Branch Chief

Via facsimile: Paul M. Bluto, Chief Executive Officer and Chief Financial Officer
      (417)336-5348